Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and/or the action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, as amended, if you are a resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser, immediately.

If you have sold or otherwise transferred all your holding of Ordinary Shares or Depositary Interests you should immediately forward this document, including any accompanying documents, as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some only of your holding of Ordinary Shares or Depositary Interests, you should contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of the Company, which contains a unanimous recommendation from the Directors that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting.

(Incorporated and registered in the Cayman Islands with limited liability, registered number CR-106733)

(AIM/NASDAQ Code: HCM)

PROPOSED SUBDIVISION OF EXISTING ORDINARY SHARES,

ADOPTION OF NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice of an Extraordinary General Meeting of Hutchison China MediTech Limited, which is to be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Wednesday, 29 May 2019 at 11:00 a.m., is set out on pages 31 and 32 of this document. Whether or not you intend to attend the Extraordinary General Meeting you are encouraged to complete and return the attached Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, as soon as possible and, in any event, so as to be received by Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom by no later than 11:00 a.m. on 27 May 2019.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and, therefore, persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute violation of the securities laws of any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any securities. This document is being provided to you solely for the purposes of considering the resolutions to be voted upon at the Extraordinary General Meeting. This document contains forward-looking statements with respect to the Company and the proposals set out in this document. These statements involve known and unknown risks and uncertainties as they relate to and depend on circumstances that occur in the future. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise.

Copies of this document will be available, free of charge, until the Extraordinary General Meeting, at the Company's principal place of business during normal business hours (other than on Saturdays, Sundays and public holidays) and at the Company's website, www.chi-med.com/investors/event-information/.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Despatch of this document, the Notice of Extraordinary General Meeting and the Form of Proxy:	3 May 2019

Latest time for lodging transfer documents in order to attend and vote at the Extraordinary General Meeting:	4:00 p.m. on 24 May 2019

Latest time and date for receipt of completed Forms of Proxy:	11:00 a.m. on 27 May 2019

Extraordinary General Meeting:	11:00 a.m. on 29 May 2019

Latest time and date for dealing in the Existing Ordinary Shares:	4:30 p.m. on 29 May 2019

Record date for the Subdivision:	6:00 p.m. on 29 May 2019

Effective date of the Subdivision and change of the ADR/Ordinary Share ratio to 1 ADR representing 5 New Ordinary Shares:	30 May 2019

Admission and first day of dealings in the New Ordinary Shares:	8:00 a.m. on 30 May 2019

Depositary Interests credited to CREST accounts:	as soon as practicable after 8:00 a.m. on 30 May 2019

Despatch of share certificates for New Ordinary Shares:	by no later than 6 June 2019

Expected listing of the Company on to The Stock Exchange of Hong Kong Limited (“SEHK”):	third quarter of 2019

Effective Date of the adoption of the New Memorandum and Articles:	the date on which the SEHK Listing takes effect

ISIN for the New Ordinary Shares	KYG4672N1198

Notes:

All of the times referred to in this document are to London time unless otherwise stated.

The timing of the events in the above timetable and in the rest of this document is indicative only and may be subject to change.

The SEDOL code for the New Ordinary Shares will be specified in an announcement released by the Company through RIS on or around the date of this document.

(Incorporated and registered in the Cayman Islands with limited liability, registered number CR-106733)

(AIM/NASDAQ Code: HCM)

LETTER FROM THE CHAIRMAN OF THE COMPANY

Directors:	Registered Office:

Mr. Simon To (Executive Director and Chairman)

Mr. Christian Hogg (Executive Director and Chief Executive Officer)

Mr. Johnny Cheng (Executive Director and Chief Financial Officer)

Dr. Weiguo Su (Executive Director and Chief Scientific Officer)

Dr. Dan Eldar (Non-executive Director)

Ms. Edith Shih (Non-executive Director and Company Secretary)

Mr. Paul Carter (Senior Independent Non-executive Director)

Dr. Karen Ferrante (Independent Non-executive Director)

Mr. Graeme Jack (Independent Non-executive Director)

Professor Tony Mok (Independent Non-executive Director)

P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
3 May 2019

Dear Shareholder

PROPOSED SUBDIVISION OF EXISTING ORDINARY SHARES,

ADOPTION OF NEW MEMORANDUM AND ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.     Introduction

On 15 April 2019, it was announced that the Company had submitted a listing application on Form A1 to The Stock Exchange of Hong Kong Limited (“SEHK”) to apply for the listing of, and permission to deal in, its Ordinary Shares on the Main Board of SEHK (“SEHK Listing”), and that, in connection with the SEHK Listing, the Company proposes to undertake a global offering of its Ordinary Shares (“Offering”).

To facilitate the SEHK Listing and the Offering, it is proposed that resolutions will be put to the Extraordinary General Meeting as follows:

-to subdivide each of the Company’s issued and unissued ordinary shares of US$1.00 each into 10 new ordinary shares of US$0.10 each (“New Ordinary Shares”) (“Subdivision”); and

-subject to and conditional on the SEHK Listing, to adopt a new memorandum of association and articles of association (“New Memorandum and Articles”) to reflect, amongst other things, certain SEHK Listing Rules which will apply following the SEHK Listing, the Subdivision and recent changes to Cayman Islands law and UK regulations,

(together the “Resolutions”).

The purpose of this letter is to set out the background to and reasons for convening the Extraordinary General Meeting and to explain why the Directors believe that both of the Resolutions are in the best interests of the Company and its Shareholders as a whole and to seek your approval for them at the Extraordinary General Meeting. Your attention is drawn to paragraph 6 below which contains a unanimous recommendation from the Directors that you vote in favour of the Resolutions.

2.     Extraordinary General Meeting

The Extraordinary General Meeting is to be held on Wednesday, 29 May 2019 at 11:00 a.m. for the purpose of seeking Shareholders’ approval to the Resolutions.

The Notice of Extraordinary General Meeting is set out at the end of this document. A summary of both of the Resolutions and the background details for why they are being proposed is set out in the following paragraphs.

3.     Subdivision (Resolution 1)

Background

Although the existing ordinary shares of the Company have a par value of US$1.00 each (“Existing Ordinary Shares”), the average market price per Existing Ordinary Share during the past 12 months has exceeded £40. As at 29 April 2019 (being the latest practicable date prior to publication of this letter), the Company’s issued share capital was US$66,657,745 comprising 66,657,745 Existing Ordinary Shares with a market capitalisation of approximately £3 billion.

The Board believes that in anticipation of the SEHK Listing and the Offering (as more particularly described in the Company’s RIS announcement on 15 April 2019), the Subdivision of each Existing Ordinary Share of US$1.00 each into 10 New Ordinary Shares of US$0.10 each would benefit all Shareholders and make the Company’s shares more accessible to smaller investors, including the Company’s employees who are participants of the Company’s share schemes. The Subdivision may also improve liquidity of the market in the Company’s shares and reduce in percentage terms the bid/offer spread in the Company’s shares

Effect of the Subdivision

The Subdivision will result in Shareholders holding 10 New Ordinary Shares for each Existing Ordinary Share they held immediately prior to the Subdivision.

Upon the Subdivision, each Shareholder will hold 10 times as many Ordinary Shares than before, however, each Shareholder’s proportionate interest in the Company’s issued share capital will remain the same. Each New Ordinary Share will carry the same rights and entitlements as the Existing Ordinary Shares, as set out in the Current Memorandum and Articles (subject to Resolution 2 and the adoption of the New Memorandum and Articles). The New Ordinary Shares will rank equally with each other. No fractional entitlements will be created by the Subdivision.

If Resolution 1, which will be proposed as an ordinary resolution, is passed by the Shareholders at the Extraordinary General Meeting, it is expected that the Subdivision will become effective in accordance with the expected timetable of principal events set out on page 3 of this document (that is, one business day immediately following the day on which Resolution 1 is passed by the Shareholders) and the market price of each New Ordinary Share should become one tenth of the price of an Existing Ordinary Share. Accordingly, Shareholders should note that, subject to market movements, the aggregate value of their shareholding in the Company should remain the same immediately before and immediately after the Subdivision. In addition, the Subdivision itself will not have any impact on the Company’s net assets as no change in the total aggregate par value of the Company’s issued share capital will occur.

Concurrent with the proposed Subdivision, the ADR ratio will be changed from 1 ADR representing one-half of an Ordinary Share to 1 ADR representing 5 New Ordinary Shares, so that the implementation of the Subdivision should not affect the trading price of the ADRs.

Immediately following the Subdivision, and assuming no share options are exercised after 29 April 2019, being the latest practicable date prior to the publication of this document, the Company’s issued share capital will comprise 666,577,450 New Ordinary Shares of US$0.10 each.

Settlement

The Subdivision is conditional upon the passing of Resolution 1 by the Shareholders. An application will be made to the London Stock Exchange for the Admission. Trading on AIM for the Existing Ordinary Shares (under ISIN KYG4672N1016) is expected to close at 4:30 p.m. on Wednesday, 29 May 2019. Trading in the New Ordinary Shares is expected to commence at 8:00 a.m. on Thursday, 30 May 2019 under new ISIN KYG4672N1198. The SEDOL code for the New Ordinary Shares will be specified in an announcement released by the Company through RIS on or around the date of this document.

Following the Subdivision becoming effective, share certificates (for those Shareholders who hold their Existing Ordinary Shares in certificated form) will cease to be valid and will be cancelled. New share certificates (for those Shareholders who held their Existing Ordinary Shares in certificated form) in respect of the New Ordinary Shares will be issued by the Company’s registrar Computershare Investor Services (Jersey) Limited and are expected to be despatched by no later than Thursday, 6 June 2019. Share certificates in respect of Existing Ordinary Shares should be destroyed on receipt of such new share certificates. No temporary documents of title will be issued.

For holdings in uncertificated form, it is expected that CREST accounts would be credited with Depositary Interests representing the New Ordinary Shares on Thursday, 30 May 2019.

Tax consequences

The following is intended only as a general guide to certain limited aspects of the UK tax position of Shareholders who are resident in the UK for a tax purpose and who hold their shares in the Company beneficially as an investment (and not as securities to be realised in the course of a trade). Shareholders in any doubt as to their tax position or subject to tax in any jurisdiction other than the UK should consult their duly authorised professional advisor without delay.

The proposed Subdivision should constitute a reorganisation of the Company’s share capital for UK capital gains tax purposes. Therefore, to the extent that a Shareholder receives New Ordinary Shares in exchange for Existing Ordinary Shares under the proposed Subdivision, such Shareholder should not generally be treated as making a disposal of any Existing Ordinary Shares. The New Ordinary Shares should (for UK capital gains tax purposes) be treated as the same asset as, and as having been acquired at the same time and for the same aggregate cost as, the holding of Existing Ordinary Shares from which they derive.

A subsequent disposal of the New Ordinary Shares may, depending on individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK tax on capital gains. Any chargeable gain or allowable loss on a disposal of the New Ordinary Shares should be calculated taking into account the allowable expenditure of the holder in acquiring their Existing Ordinary Shares by reference to the market value of the New Ordinary Shares on the first day on which market value or prices are quoted or published for the New Ordinary Shares.

No liability to stamp duty or stamp duty reserve tax should be incurred by the holder of Existing Ordinary Shares as a result of the proposed Subdivision.

4.     New Memorandum and Articles (Resolution 2)

The Board proposes, pursuant to Resolution 2, which will be proposed as a special resolution and is subject to and conditional upon the SEHK Listing, to adopt the New Memorandum and Articles to reflect, amongst other things, the requirements of certain SEHK Listing Rules, the Subdivision pursuant to Resolution 1 and certain changes to Cayman law and UK regulations which came into effect since the Current Memorandum and Articles were previously altered in May 2008.

If Resolution 2 is passed, the New Memorandum and Articles will be adopted upon the SEHK Listing having taken effect (which is expected to occur during the third quarter of 2019). Should the SEHK Listing not occur for whatever reason, the Company will continue to operate under its Current Memorandum and Articles.

A summary of the New Memorandum and Articles is set out on pages 11 to 30 of this document. However, this is not a definitive or comprehensive analysis and Shareholders should review the New Memorandum and Articles in full and take appropriate advice if they so wish. However, a copy of the New Memorandum and Articles showing all of the amendments to the Current Memorandum and Articles can be downloaded from the Company’s website at: https://www.chi-med.com/ and will also be available for inspection at the venue of the Extraordinary General Meeting for half-an-hour before the meeting commences until the conclusion of the meeting.

5.     Action to be Taken

A Form of Proxy is enclosed for use by Shareholders at the Extraordinary General Meeting. Whether or not Shareholders intend to be present at the Extraordinary General Meeting they are asked to complete, sign and return the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom as soon as possible and in any event so as to be received by no later than 11:00 a.m. on 27 May 2019. The completion and return of a Form of Proxy will not preclude Shareholders from attending the Extraordinary General Meeting and voting in person should they wish to do so. Accordingly, whether or not Shareholders intend to attend the Extraordinary General Meeting in person they are urged to complete and return the Form of Proxy as soon as possible.

6.     Directors’ Recommendation

The Directors consider that the Resolutions are in the best interests of the Company and its Shareholders as a whole and the Directors unanimously recommend Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own direct or indirect shareholdings representing, in aggregate, 2.7 per cent. of the issued Ordinary Share capital of the Company.

Yours faithfully

For and on behalf of

Hutchison China MediTech Limited

Simon To

Chairman of the Board

DEFINITIONS

In this document, the following words and expressions shall, except where the context requires otherwise, have the following meanings:

"Admission"	admission to trading on AIM of the New Ordinary Shares arising from the Subdivision;
"ADR Depositary"	Deutsche Bank Trust Company Americas, the Company's ADR depositary bank;
"AIM"	AIM, the market of that name operated by London Stock Exchange;
"AIM Rules"	the rules and guidance for companies whose shares are admitted to trading on AIM entitled "AIM Rules for Companies" published by the London Stock Exchange, as amended from time to time;
"American Depositary Receipts" or "ADRs"	the American depositary receipts registered and issued by the ADR Depositary and each representing one-half of an Existing Ordinary Share;
"Board" or "Directors"	the board of directors of the Company whose names are set out on page 4 of this document;
"Company"	Hutchison China MediTech Limited, a company incorporated and registered in the Cayman Islands with limited liability and registered number CR-106733 (AIM/NASDAQ: HCM);
"CREST"	an electronic settlement system for United Kingdom and Irish securities operated by Euroclear UK & Ireland Limited for the paperless settlement of securities in uncertificated form;
"Current Memorandum and Articles"

the current memorandum of association of the Company and articles of association of the Company as at the date of this document and which are proposed to be replaced by the New Memorandum and Articles pursuant to Resolution 2;

"Custodian"	Computershare Company Nominees Limited, the Company's custodian in respect of the Depositary Interests;
"Depositary Interests" or "DIs"	dematerialised depositary interests each representing an entitlement to one Ordinary Share which may be traded through CREST in dematerialised form;
"Existing Ordinary Shares"	the fully paid ordinary shares in the capital of the Company prior to the Subdivision taking effect, which have a par value of US$1.00 each, and "Existing Ordinary Share" means any one of them;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company convened on Wednesday, 29 May 2019 at 11:00 a.m., notice of which is set out on pages 31 and 32 of this document;
"Form of Proxy"	the form of proxy enclosed with this document for use by Shareholders that hold Shares in connection with the Extraordinary General Meeting;
"Group"	the Company and its subsidiaries;
"ISIN"	International Securities Identification Number;
"London Stock Exchange"	London Stock Exchange plc;
"NASDAQ"	the NASDAQ Global Select Market;
"New Memorandum and Articles"	the new memorandum of association of the Company and articles of association of the Company proposed to be adopted pursuant to Resolution 2 but conditional upon the SEHK Listing taking effect;

"New Ordinary Shares"	the fully paid ordinary shares in the capital of the Company which will have a par value of US$0.10 each following the Subdivision having taken effect, and "New Ordinary Share" means any one of them;
"Notice of Extraordinary General Meeting"	the notice of the Extraordinary General Meeting which is set out on pages 31 and 32 of this document;
"Offering"	the proposed global offering of Ordinary Shares in connection with the SEHK Listing;
"Ordinary Shares"	Existing Ordinary Shares or New Ordinary Shares (as the context permits);
"Resolutions"	the resolutions set out in the Notice of Extraordinary General Meeting;
"RIS"	Regulatory Information Service;
"SEDOL"	the Stock Exchange Daily Official List;
"SEHK"	The Stock Exchange of Hong Kong Limited;
"SEHK Listing"	the proposed listing of the Ordinary Shares on the Main Board of the SEHK, as more particularly detailed in the announcement (RNS Number 1664W) made by the Company dated 15 April 2019;
"SEHK Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
"Shareholders"	the holder or holders of Ordinary Shares and/or Depositary Interests (as the context permits);
"Subdivision"	the proposed subdivision of each of the Company's issued and unissued ordinary shares of US$1.00 each into 10 New Ordinary Shares;
"UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States"	the United States of America; and
"US$"	the lawful currency of the United States.

SUMMARY OF THE NEW MEMORANDUM AND ARTICLES OF THE COMPANY

Set out below is a summary of certain provisions of the New Memorandum and Articles.

The Company was incorporated in the Cayman Islands under the Cayman Companies Law as an exempted company with limited liability on 18 December 2000. The New Memorandum and Articles are proposed to be adopted pursuant to Resolution 2 and, subject to and conditional on the SEHK Listing, comprise the Company’s constitution.

1.    MEMORANDUM OF ASSOCIATION (“Memorandum”)

(a)

The Memorandum states, inter alia, that the liability of members of the Company is limited to the amount, if any, for the time being unpaid on the shares respectively held by them and that the objects for which the Company is established are unrestricted (including acting as an investment company), and that the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate beneﬁt, as provided in section 27(2) of the Cayman Companies Law and in view of the fact that the Company is an exempted company that the Company will not trade in the Cayman Islands with any person, ﬁrm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

(b)	The Company may by special resolution alter its Memorandum with respect to any objects, powers or other matters speciﬁed therein.

2.    ARTICLES OF ASSOCIATION (“Articles”)

The following is a summary of certain provisions of the Articles:

(a)Shares

(i)    Classes of shares

The share capital of the Company consists of ordinary shares.

(ii)   Variation of rights of existing shares or classes of shares

Subject to the Cayman Companies Law, if at any time the share capital of the Company is divided into different classes of shares, all or any of the special rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modiﬁed or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of the Articles relating to general meetings will mutatis mutandis apply, but so that the necessary quorum (other than at an adjourned meeting) shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting two holders present in person or by proxy (whatever the number of shares held by them) shall be a quorum. Every holder of shares of the class shall be entitled to one vote for every such share held by him.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

(iii)   Alteration of capital

The Company may by ordinary resolution of its members:

(i)	increase its share capital by the creation of new shares;

(ii)	consolidate all or any of its capital into shares of larger amount than its existing shares;

(iii)

divide its shares into several classes and attach to such shares any preferential, deferred, qualiﬁed or special rights, privileges, conditions or restrictions as the Company in general meeting or as the directors may determine;

(iv)	subdivide its shares or any of them into shares of smaller amount than is ﬁxed by the Memorandum; or

(v)	cancel any shares which, at the date of passing of the resolution, have not been taken and diminish the amount of its capital by the amount of the shares so cancelled.

The Company may reduce its share capital or any capital redemption reserve or other undistributable reserve in any way by special resolution.

(iv)  Transfer of shares

All transfers of shares may be effected by an instrument of transfer in the usual or common form or in a form prescribed by the SEHK or in such other form as the board may approve and which may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the board may approve from time to time.

Notwithstanding the foregoing, for so long as any shares are listed on the SEHK, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the SEHK that are or shall be applicable to such listed shares. The register of members in respect of its listed shares (whether the principal register or a branch register) may be kept by recording the particulars required by Section 40 of the Cayman Companies Law in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the SEHK that are or shall be applicable to such listed shares.

The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the board may dispense with the execution of the instrument of transfer by the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of that share.

The board may, in its absolute discretion, at any time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

The board may decline to recognise any instrument of transfer unless a fee (not exceeding the maximum sum as the rules of the Designated Stock Exchange (as such term is deﬁned in the Articles) may determine to be payable) determined by the Directors is paid to the Company, the instrument of transfer is properly stamped (if applicable), it is in respect of only one class of share and is lodged at the relevant registration ofﬁce or registered ofﬁce or such other place at which the principal register is kept accompanied by the relevant share certiﬁcate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

Notwithstanding the foregoing, the board may, subject to the Statutes (as such term is deﬁned in the Articles) and if permitted by the Cayman Companies Law, permit shares of any class to be held in uncertiﬁcated form to be transferred without an instrument of transfer by means of a relevant system, including (without limitation) CREST.

The registration of transfers may be suspended and the register closed on giving notice by advertisement in any newspaper or by any other means in accordance with the requirements of the SEHK, at such times and for such periods as the board may determine. The register of members must not be closed for periods exceeding in the whole thirty (30) days in any year or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year.

Subject to the above, fully paid shares are free from any restriction on transfer and free of all liens in favor of the Company.

(v)    Power of the Company to purchase its own shares

The Company is empowered by the Cayman Companies Law and the Articles to purchase its own shares subject to certain restrictions and the board may only exercise this power on behalf of the Company subject to any applicable requirements imposed from time to time by the rules of any Designated Stock Exchange (as such term is deﬁned in the Articles).

Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender must be limited to a maximum price determined by the Company in general meeting. If purchases are by tender, tenders must be made available to all members alike.

The board may accept the surrender for no consideration of any fully paid share.

(vi)   Power of any subsidiary of the Company to own shares in the Company

There are no provisions in the Articles relating to ownership of shares in the Company by a subsidiary.

(vii)  Calls on shares and forfeiture of shares

The board may from time to time make such calls upon the members in respect of any moneys unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium). A call may be made payable either in one lump sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding twenty per cent. (20%) per annum as the board may agree to accept from the day appointed for the payment thereof to the time of actual payment, but the board may waive payment of such interest wholly or in part. The board may, if it thinks ﬁt, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) as the board may decide.

If a member fails to pay any call on the day appointed for payment thereof, the board may serve not less than fourteen (14) clear days’ notice on him requiring payment of so much of the call as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and stating that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the board shall in its discretion so require) interest thereon from the date of forfeiture until the date of actual payment at such rate not exceeding twenty per cent. (20%) per annum as the board determines.

(b)   Directors

(i)     Appointment, retirement and removal

At each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three, then the number nearest to but not less than one third) shall retire from ofﬁce by rotation provided that every Director shall be subject to retirement at an annual general meeting at least once every three years. The Directors to retire by rotation shall include any Director who wishes to retire and not offer himself for re-election. Any further Directors so to retire shall be those who have been longest in ofﬁce since their last re-election or appointment but as between persons who became or were last re-elected Directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot.

Neither a Director nor an alternate Director is required to hold any shares in the Company by way of qualiﬁcation. Further, there are no provisions in the Articles relating to retirement of Directors upon reaching any age limit.

The Directors have the power to appoint any person as a Director either to ﬁll a casual vacancy on the board or as an addition to the existing board. Any Director so appointed shall hold ofﬁce until either (i) the ﬁrst general meeting of members after his appointment (in the case of ﬁlling a casual vacancy) or (ii) the next following annual general meeting of the Company (in the case of an addition to the existing board) and shall then be eligible for re-election at that meeting.

A Director may be removed by an ordinary resolution of the Company before the expiration of his period of ofﬁce (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and members of the Company may by ordinary resolution appoint another in his place. Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two. There is no maximum number of Directors.

The ofﬁce of director shall be vacated if:

(aa)   he resigns by notice in writing delivered to the Company;

(bb)   he becomes of unsound mind or dies;

(cc)   without special leave, he is absent from meetings of the board for six (6) consecutive months, and the board resolves that his ofﬁce is vacated;

(dd)   he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(ee)   he is prohibited from being a director by law; or

(ff)   he ceases to be a director by virtue of any provision of law or is removed from ofﬁce pursuant to the Articles.

The board may appoint one or more of its body to be managing director, joint managing director, or deputy managing director or to hold any other employment or executive ofﬁce with the Company for such period and upon such terms as the board may determine and the board may revoke or terminate any of such appointments. The board may delegate any of its powers, authorities and discretions to committees consisting of such Director or Directors and other persons as the board thinks ﬁt, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed must, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may from time to time be imposed upon it by the board.

(ii)   Power to allot and issue shares and warrants

Subject to the provisions set out below, the Cayman Companies Law and the Memorandum and Articles and to any special rights conferred on the holders of any shares or class of shares, any share may be issued (a) with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the Directors may determine, or (b) on terms that, at the option of the Company or the holder thereof, it is liable to be redeemed.

The board may, subject to the provisions set out below, issue warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may determine.

Subject to the provisions set out below, the Cayman Companies Law and the Articles and, where applicable, the rules of any Designated Stock Exchange (as such term is deﬁned in the Articles) and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all unissued shares in the Company are at the disposal of the board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks ﬁt, but so that no shares shall be issued at a discount to their nominal value.

Neither the Company nor the board is obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

The board shall not exercise any power of the Company to allot relevant securities, unless they are authorised to do so by ordinary resolution of the Company in general meeting.

“relevant securities” means:

(aa)   shares in the Company other than shares shown in the Memorandum to have been taken by the subscribers to it or shares allotted in pursuance of an Employees’ Share Scheme (as such term is deﬁned in the Articles); and

(bb)  any right to subscribe for, or to convert any security into, shares in the Company (other than shares so allotted);

and a reference to the allotment of relevant securities includes the grant of such a right but not the allotment of shares pursuant to such a right.

Authority under the foregoing provisions may be given for a particular exercise of the power or for its exercise generally, and may be unconditional or subject to conditions.

In relation to the grant of such rights as are mentioned in sub-paragraph (bb) above, the maximum amount of relevant securities that may be allotted under an authority given pursuant to this provision shall be treated as a reference to the maximum amount of shares which may be allotted pursuant to the rights.

The board may allot relevant securities, notwithstanding that any authority given under the Articles has expired, if they are allotted in pursuance of an offer or agreement made by the Company before the authority expired.

Unless the Company by special resolution directs otherwise, any new Equity Shares (as such term is deﬁned in the Articles) will be offered by the Directors for subscription to the holders of the Equity Shares in such proportions as equal (as nearly as possible) the proportion of Equity Shares held by them respectively at that time. For this purpose, all Equity Shares will be treated as one class of share and the provisions of the penultimate sentence of Article 13(1) shall apply to any such offer.

The offer will be made by notice specifying the number and class of shares offered, the price per share, and a time (being not less than 14 days) within which the offer, if not accepted, will be deemed to be declined.

Any shares not taken up at the end of the procedure set out in the preceding paragraph may be offered by the Directors to a third party and such shares will be at the disposal of the Directors who may, subject to the Articles, allot, grant options over or otherwise dispose of them to such persons at such times and generally on such terms as they think ﬁt. However:

(aa)   no shares will be issued at a discount;

(bb)   no shares will be issued more than three months after the end of the period for acceptance of the last offer of such shares set out in the preceding paragraph unless the procedure set out in those Articles is repeated in respect of such shares; and

(cc)   no shares will be issued on terms which are more favourable than those on which they were offered to the members.

The provisions of the preceding three paragraphs will not apply to a particular allotment of Equity Shares if these are, or are to be:

(aa)  wholly or partly paid up otherwise than in cash; or

(bb)  issued in connection with or pursuant to an Employees’ Share Scheme (as such term is deﬁned in the Articles) but otherwise will apply to all Equity Shares of the Company which may be issued from time to time.

If, due to any inequality between the number of new shares to be issued and the number of shares held by members entitled to have the offer of new shares made to them, any difﬁculty arises in the apportionment of any such new shares amongst the members, such difﬁculties will be determined by the board.

(iii)  Power to dispose of the assets of the Company or any of its subsidiaries

There are no speciﬁc provisions in the Articles relating to the disposal of the assets of the Company or any of its subsidiaries. The Directors may, however, exercise all powers and do all acts and things which may be exercised or done or approved by the Company and which are not required by the Articles or the Cayman Companies Law to be exercised or done by the Company in general meeting.

(iv)  Borrowing powers

The board may exercise all the powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets and uncalled capital of the Company and, subject to the Cayman Companies Law, to issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(v)  Remuneration

Directors shall be paid out of the funds of the Company for their services subject to such limit (if any) as the Directors may from time to time determine. The Directors shall also receive by way of additional fees for performing (in the view of the Directors or any committee of them so authorised) any special or extra services for the Company such further sums (if any) as the Company in general meeting may from time to time determine. Such fees and additional fees shall be divided among the Directors in such proportion and manner as they may determine and in default of determination equally. Such remuneration shall be deemed to accrue from day to day. The provisions of this Article shall not apply to the remuneration of any Managing Director or executive Director which shall be determined pursuant to the other provisions of these Articles. The Directors are also entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary commission, participation in proﬁts or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a Director. An executive Director appointed to be a managing director, joint managing director, deputy managing director or other executive ofﬁcer shall receive such remuneration and such other beneﬁts and allowances as the board may from time to time decide. Such remuneration may be either in addition to or in lieu of his remuneration as a Director.

The board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other beneﬁts for employees (which expression as used in this and the following paragraph shall include any Director or past Director who may hold or have held any executive ofﬁce or any ofﬁce of proﬁt with the Company or any of its subsidiaries) and ex-employees of the Company and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other beneﬁts to employees and ex-employees and their dependents, or to any of such persons, including pensions or beneﬁts additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or beneﬁt may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

The board may resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and the proﬁt and loss account) whether or not the same is available for distribution by applying such sum in paying up unissued shares to be allotted to (i) employees (including directors) of the Company and/or its afﬁliates (meaning any individual, corporation, partnership, association, joint-stock company, trust, unincorporated association or other entity (other than the Company) that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company) upon exercise or vesting of any options or awards granted under any share incentive scheme or employee beneﬁt scheme or other arrangement which relates to such persons that has been adopted or approved by the members in general meeting, or (ii) any trustee of any trust to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee beneﬁt scheme or other arrangement which relates to such persons that has been adopted or approved by the members in general meeting.

(vi)  Compensation or payments for loss of ofﬁce

Pursuant to the Articles, payments to any Director or past Director of any sum by way of compensation for loss of ofﬁce or as consideration for or in connection with his retirement from ofﬁce (not being a payment to which the Director is contractually entitled) must be approved by the Company in general meeting.

(vii) Loans and provision of security for loans to Directors

The Company must not make any loan, directly or indirectly, to a Director or his close associate(s) if and to the extent it would be prohibited by the Companies Ordinance (Chapter 622 of the laws of Hong Kong) as if the Company were a company incorporated in Hong Kong.

(viii) Disclosure of interests in contracts with the Company or any of its subsidiaries

A Director may hold any other ofﬁce or place of proﬁt with the Company (except that of the auditor of the Company) in conjunction with his ofﬁce of Director for such period and upon such terms as the board may determine, and may be paid such extra remuneration therefor in addition to any remuneration provided for by or pursuant to the Articles. A Director may be or become a director or other ofﬁcer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, proﬁts or other beneﬁts received by him as a director, ofﬁcer or member of, or from his interest in, such other company. The board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks ﬁt, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or ofﬁcers of such other company, or voting or providing for the payment of remuneration to the directors or ofﬁcers of such other company.

No Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any ofﬁce or place of proﬁt or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, proﬁt or other beneﬁts realised by any such contract or arrangement by reason of such Director holding that ofﬁce or the ﬁduciary relationship thereby established. A Director who to his knowledge is, or who’s close associate is, in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company must declare the nature of his or his close associate’s interest at the meeting of the board at which the question of entering into the contract or arrangement is ﬁrst taken into consideration, if he knows his or his close associate’s interest then exists, or in any other case, at the ﬁrst meeting of the board after he knows that he or his close associate is or has become so interested.

A Director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his close associates is materially interested, but this prohibition does not apply to any of the following matters, namely:

(aa)  any contract or arrangement for giving to such Director or his close associate(s) any security or indemnity in respect of money lent by him or any of his close associates or obligations incurred or undertaken by him or any of his close associates at the request of or for the beneﬁt of the Company or any of its subsidiaries;

(bb)  any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his close associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(cc)   any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(dd)   any contract or arrangement in which the Director or his close associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(ee)   any contract, arrangement, transaction or other proposal concerning any other company in which he is interested, directly or indirectly and whether as an ofﬁcer or shareholder or otherwise howsoever provided that he is not the holder of or beneﬁcially interested in ﬁve per cent or more of any class of the equity share capital of such company (or of a third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this paragraph to be a material interest in all circumstances);

(ff)    any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement beneﬁts scheme or employees’ share scheme under which he may beneﬁt and which either relates to both employees and Directors of the Company;

(gg)   any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability beneﬁts scheme or other arrangement which relates both to Directors, his close associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his close associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates;

(hh)  any contract, arrangement, transaction or proposal concerning the adoption modiﬁcation or operation of any scheme for enabling employees including full time executive Directors of the Company and/or any subsidiary to acquire shares of the Company or any arrangement for the beneﬁt of employees of the Company or any of its subsidiaries under which the Director beneﬁts in a similar manner to employees and which does not accord to any Director as such any privilege not accorded to the employees to whom the scheme relates; and

(ii)    any arrangement for purchasing or maintaining for any ofﬁcer or auditor of the Company or any of its subsidiaries insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, breach of duty or breach of trust for which he may be guilty in relation to the Company or any of its subsidiaries of which he is a director, ofﬁcer or auditor.

If at any time the Company shall have a class of shares admitted to trading on AIM, a market operated by the London Stock Exchange, the provisions of chapter 5 of the Disclosure Guidance and Transparency Rules (as amended from time to time) of the U.K. Financial Conduct Authority Handbook (“DTR”) shall be deemed to be incorporated by reference into the Articles and accordingly the vote holder and issuer notiﬁcation rules as set out in the DTR shall apply to the Company and each member of the Company as if the Company were an “issuer” (as deﬁned in the DTR).

Pursuant to the foregoing, for the purpose of the application of the DTR to the Company and each member of the Company and for the purposes of this paragraph and the preceding paragraph only:

(aa)   the Company shall be deemed to be an “issuer” as deﬁned in chapter 5 of the DTR (and not a “non-U.K. issuer”); and

(bb)  “shares” shall mean any class of shares in the Company admitted to trading on AIM, a market operated by the London Stock Exchange.

For the avoidance of doubt, rules 5.9, 5.10 and 5.11 of chapter 5 of the DTR shall not apply to the Company or the Company’s members, as the case may be.

(c)    Proceedings of the Board

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have an additional or casting vote.

(d)   Alterations to constitutional documents and the Company’s name

The Articles may be rescinded, altered or amended by the Company in general meeting by special resolution. The Articles state that a special resolution shall be required to alter the provisions of the Memorandum, to amend the Articles or to change the name of the Company.

(e)   Meetings of members

(i)Special and ordinary resolutions

A special resolution of the Company must be passed by a majority of not less than three-fourths of the votes cast by such members as, being entitled so to do, vote in person or, in the case of any member being a corporation, by its duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice has been duly given in accordance with the Articles.

Under the Cayman Companies Law, a copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within ﬁfteen (15) days of being passed.

An ordinary resolution is deﬁned in the Articles to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of any member being a corporation, by its duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice has been duly given in accordance with the Articles.

(ii)Voting rights and right to demand a poll

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share; and where a show of hands is allowed, every member present in person or by proxy (or, in the case of a member being a corporation, by its duly authorised representative) shall have one vote. A member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

At any general meeting a resolution put to the vote of the meeting is to be decided by way of a show of hands or, where required by the rules of any Designated Stock Exchange, by way of a poll save that the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person (or being a corporation, is present by a duly authorised representative), or by proxy(ies) shall have one vote provided that where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands.

If a recognised clearing house (or its nominee(s)) is a member of the Company it may authorise such person or persons as it thinks ﬁt to act as its representative(s) at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by that clearing house (or its nominee(s)) including, where a show of hands is allowed, the right to vote individually on a show of hands.

Where the Company has any knowledge that any member is, under the rules of the Designated Stock Exchange (as such term is deﬁned in the Articles), required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice referred to in Section 793 of the English Act (as such term is deﬁned in the Articles) and is in default for the prescribed period referred to in the Articles in supplying to the Company the information thereby required, then the Directors may in their absolute discretion at any time thereafter serve a notice (a “Direction Notice”) upon such member as follows:

(aa)   a Direction Notice may direct that, in respect of the shares in relation to which the default occurred (the “Default Shares”) (which expression shall include any further shares which are issued in respect of such shares), the member shall not be entitled to be present or to vote at any general meeting either personally or by proxy or to exercise any other rights conferred by membership in relation to meetings of the Company; and

(bb)   where the Default Shares represent at least 0.25 per cent of the share capital of the Company, then the Direction Notice may additionally direct that:

(A)   in respect of the Default Shares, any dividend or other money which would otherwise be payable on such shares shall be retained by the Company without any liability to pay interest thereon when such money is ﬁnally paid to the member; and/or

(B)   no transfer of any of the Default Shares held by such member shall be registered unless:

(1)the member is not himself in default as regards supplying the information required; and

(2)the transfer is of part only of the member ’s holding and when presented for registration is accompanied by a certiﬁcate of the member in a form satisfactory to the Directors to that effect that after due and careful enquiry the Directors are satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(cc)   The Company shall send to each other person appearing to be interested in the shares the subject of any Direction Notice a copy of the Direction Notice, but the failure or omission by the Company to do so shall not invalidate such Direction Notice. Neither the Company nor the Directors shall in any event be liable to any person as a result of the Directors having imposed any restrictions pursuant to this provision if the Directors have acted in good faith.

(dd)  Any Direction Notice shall have effect in accordance with its terms for so long as the default in respect of which it was issued continues. Any Direction Notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer. The Directors may at any time give notice cancelling a Direction Notice, in whole or in part, or suspending, in whole or part, the imposition of any restrictions contained in the Direction Notice for a given period.

(ee)   For the purposes of this paragraph:

(A)   a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notiﬁcation referred to in Section 793 of the English Act (as such term is deﬁned in the Articles) which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notiﬁcation) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(B)   the prescribed period in respect of any particular member is 28 days from the date of service of the said notice, except where the Default Shares represent at least 0.25 per cent of the share capital of the Company, in which case such period shall be reduced to 14 days; and

(C)   a transfer of shares is an approved transfer if, but only if:

(1)   it is a transfer of shares to an offer or by way or in pursuant of acceptance of a takeover offer for a Company; or

(2)   the Directors are satisﬁed that the transfer is made pursuant to a bona ﬁde sale of the whole of the beneﬁcial ownership of the shares to a party unconnected with a member and any other persons appearing to be interested in such shares and the transfer results from a sale made through a recognised investment exchange (as deﬁned in the Financial Services and Markets Act 2000 of the United Kingdom) or any stock exchange outside the United Kingdom on which the Company’s shares are normally traded (apart from any sale resulting from matching bargains) through the relevant market.

(ff)    Reference to a person being in default in supplying to the Company the information required by a Direction Notice includes:

(A)   reference to his having failed or refused to give all or any part of it; and

(B)   reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

Where the Company has knowledge that any member is, under the rules of any Designated Stock Exchange (as such term is deﬁned in the Articles), required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(iii)  Annual general meetings and extraordinary general meetings

The Company must hold an annual general meeting of the Company every year within a period of not more than ﬁfteen (15) months after the holding of the last preceding annual general meeting, unless a longer period would not infringe the rules of the SEHK.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the Company having the right of voting at general meetings. Such requisition shall be made in writing to the board or the secretary for the purpose of requiring an extraordinary general meeting to be called by the board for the transaction of any business speciﬁed in such requisition. Such meeting shall be held within 2 months after the deposit of such requisition. If within 21 days of such deposit, the board fails to proceed to convene such meeting, the requisitionist(s) himself/herself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the board shall be reimbursed to the requisitionist(s) by the Company.

(iv)  Notices of meetings and business to be conducted

An annual general meeting shall be called by notice of not less than twenty-one (21) clear days. All other general meetings shall be called by notice of at least fourteen (14) clear days. The notice shall specify the time and place of the meeting and particulars of resolutions to be considered at the meeting and, in the case of special business, the general nature of that business.

A notice of the general meeting which is to be an electronic/hybrid meeting shall state details of the facilities for attendance and participation by electronic means at the meeting (“electronic facilities”) or shall state where such details will be made available by the Company prior to the meeting. If satellite locations are provided for, the notice may, but shall not be required to, specify in the notice the satellite locations. In addition, notice of every general meeting must be given to all members of the Company (other than to such members as, under the provisions of the Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company), and also to, among others, the auditors for the time being of the Company.

If, after the sending of the notice of an electronic/hybrid meeting but before the meeting is held (or after the adjournment of an electronic/hybrid meeting but before the adjourned meeting is held), the Directors consider that it is impractical, undesirable or unreasonable to hold the meeting at its stated time using electronic facilities they may, without sending a new notice of meeting, change the meeting to a physical meeting or change the electronic facilities (and make details of the new electronic facilities available in the manner stated in the notice of meeting) and/or postpone the time at which the meeting is to be held. An adjourned or postponed general meeting may be held as a physical meeting or an electronic/hybrid meeting irrespective of the form of the general meeting which was adjourned.

Any notice to be given to or by any person pursuant to the Articles may be served on or delivered to any member of the Company personally, by post to such member’s registered address or by advertisement in newspapers in accordance with the requirements of the SEHK. Subject to compliance with Cayman Islands law and the rules of the SEHK, notice may also be served or delivered by the Company to any member by electronic means.

All business that is transacted at an extraordinary general meeting and at an annual general meeting is deemed special, save that in the case of an annual general meeting, each of the following business is deemed an ordinary business:

(aa)   the declaration and sanctioning of dividends;

(bb)   the consideration and adoption of the accounts and balance sheet and the reports of the directors and the auditors;

(cc)    the election of directors in place of those retiring;

(dd)   the appointment of auditors and other ofﬁcers;

(ee)   the ﬁxing of the remuneration of the directors and of the auditors;

(ff)    the granting of any mandate or authority to the directors to offer, allot, grant options over, or otherwise dispose of the unissued shares of the Company representing not more than 20% (or such other percentage as may from time to time be speciﬁed in the Hong Kong Listing Rules) in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to paragraph (gg) below; and

(gg)   the granting of any mandate or authority to the directors to repurchase securities of the Company.

The Board may, at its absolute discretion, arrange for members to attend a general meeting (including any adjourned or postponed meeting) by simultaneous attendance and participation at meeting location(s) using electronic means at such location or locations in any part of the world (each a “satellite location”) as the Board may, at its absolute discretion, designate. The members present in person or by proxy at the meeting location(s) shall be counted in the quorum for, and entitled to vote at, the subject general meeting, and that meeting shall be duly constituted and its proceedings valid provided that the Chairman of the meeting is satisﬁed that adequate electronic facilities are available throughout the meeting to ensure that members attending at all the meeting locations are able to hear all those persons present and speak at the place speciﬁed in the notice convening a meeting as the place of the meeting (the “Speciﬁed Place”) and at any other meeting location held by electronic means and be heard by all other persons in the same way, but under no circumstances shall the inability of one or more members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities being made available by the Company, affect the validity of the meeting or any business conducted at the meeting. If it appears to the Chairman of the meeting that the electronic facilities for the meeting have become inadequate for the purposes of holding the meeting then the Chairman of the meeting may, with or without the consent of the meeting, adjourn the meeting (before or after it has started). The Chairman of the meeting shall be present at, and the meeting shall be deemed to take place, at the Speciﬁed Place. The powers of the Chairman of the meeting shall apply equally to the satellite locations. Under no circumstances will a failure (for any reason) of communication equipment, or any other failure in the arrangements for participation in a general meeting at more than one place, affect the validity of such meeting at the Speciﬁed Place, or any business conducted at such meeting.

(v)   Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman.

The quorum for a general meeting shall be two members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modiﬁcation of class rights the necessary quorum shall be two persons.

(vi)  Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a member of the Company and is entitled to exercise the same powers on behalf of a member who is an individual and for whom he acts as proxy as such member could exercise. In addition, a proxy is entitled to exercise the same powers on behalf of a member which is a corporation and for which he acts as proxy as such member could exercise as if it were an individual member. Votes may be given either personally (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy.

(vii)  Security Arrangements, Orderly Conduct and Conﬁdential Information

(aa)   The Directors can put in place arrangement, both before and during any general meeting, which they consider to be appropriate for the proper and orderly conduct of the general meeting and the safety of people attending it. This authority includes power to refuse entry to, or remove from meetings, people who fail to comply with the arrangements.

(bb)   The chairman of a meeting can take any action he considers appropriate for proper and orderly conduct at a general meeting. The chairman’s decision on points of order, matters of procedure or on matters that arise incidentally from the business of a meeting is ﬁnal, as is the chairman’s decision on whether a point or matter is of this nature.

(cc)    No member at a general meeting is entitled to require disclosure of or any information about any detail of the Company’s trading, or any matter that is or may be in the nature of a trade secret, commercial secret or secret process, or that may relate to the conduct of the business of the Company, if the directors decide it would be inexpedient in the interests of the company to make that information public.

(f)   Accounts and audit

The board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Cayman Companies Law or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

The accounting records must be kept at the registered ofﬁce or, at such other place or places as the board decides and shall always be open to inspection by any Directors. No member (other than a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the board or the Company in general meeting. However, an exempted company must make available at its registered ofﬁce in electronic form or any other medium, copies of its books of account or parts thereof as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law of the Cayman Islands.

A copy of every balance sheet and proﬁt and loss account (including every document required by law to be annexed thereto) which is to be laid before the Company at its general meeting, together with a printed copy of the Directors’ report and a copy of the auditors’ report, shall not less than twenty-one (21) days before the date of the meeting and at the same time as the notice of annual general meeting be sent to each person entitled to receive notices of general meetings of the Company under the provisions of the Articles; however, subject to compliance with all applicable laws, including the rules of any Designated Stock Exchange (as such term is deﬁned in the Articles), the Company may send to such persons summarised ﬁnancial statements derived from the Company’s annual accounts and the directors’ report instead provided that any such person may by notice in writing served on the Company, demand that the Company sends to him, in addition to summarised ﬁnancial statements, a complete printed copy of the Company’s annual ﬁnancial statement and the directors’ report thereon.

At the annual general meeting or at a subsequent extraordinary general meeting in each year, the members shall appoint an auditor to audit the accounts of the Company and such auditor shall hold ofﬁce until the next annual general meeting. Moreover, the members may, at any general meeting, by special resolution remove the auditor at any time before the expiration of his terms of ofﬁce and shall by ordinary resolution at that meeting appoint another auditor for the remainder of his term. The remuneration of the auditors shall be ﬁxed by the Company in general meeting or in such manner as the members may determine.

The ﬁnancial statements of the Company shall be audited by the auditor in accordance with generally accepted auditing standards which may be those of a country or jurisdiction other than the Cayman Islands. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor must be submitted to the members in general meeting.

(g)  Dividends and other methods of distribution

The Company in general meeting may declare ﬁnal dividends in any currency to be paid to the members but no ﬁnal dividend shall be declared in excess of the amount recommended by the board.

The Articles provide dividends may be declared and paid out of the proﬁts of the Company, realised or unrealised, or from any reserve set aside from proﬁts which the directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Cayman Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide, (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid but no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share and (ii) all dividends shall be apportioned and paid pro rata according to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The Directors may deduct from any dividend or other moneys payable to any member or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the board may further resolve either (a) that such dividend be satisﬁed wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment, or (b) that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the board may think ﬁt.

The Company may also upon the recommendation of the board by an ordinary resolution resolve in respect of any one particular dividend of the Company that it may be satisﬁed wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands ﬁrst in the register of the Company in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands ﬁrst on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared, the board may further resolve that such dividend be satisﬁed wholly or in part by the distribution of speciﬁc assets of any kind.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the board for the beneﬁt of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and shall revert to the Company.

No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

(h)  Inspection of corporate records

Pursuant to the Articles, the register and branch register of members shall be open to inspection for at least two (2) hours during business hours by members without charge, or by any other person upon a maximum payment of HK$2.50 or such lesser sum speciﬁed by the board, at the registered ofﬁce or such other place at which the register is kept in accordance with the Cayman Companies Law or, if appropriate, at the ofﬁce where the branch register of members is kept, unless the register is closed in accordance with the Articles.

(i)   Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under Cayman Islands law.

(j)    Procedures on liquidation

A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)    if the Company is wound up and the assets available for distribution amongst the members of the Company shall be more than sufﬁcient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively; and

(ii)   if the Company is wound up and the assets available for distribution amongst the members as such shall be insufﬁcient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

If the Company is wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Cayman Companies Law, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of properties of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the beneﬁt of members as the liquidator, with the like authority, shall think ﬁt, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(k)   Subscription rights reserve

The Articles provide that to the extent that it is not prohibited by and is in compliance with the Cayman Companies Law, if warrants to subscribe for shares have been issued by the Company and the Company does any act or engages in any transaction which would result in the subscription price of such warrants being reduced below the par value of a share, a subscription rights reserve shall be established and applied in paying up the difference between the subscription price and the par value of a share on any exercise of the warrants.

(the “Company”)

(Incorporated and registered in the Cayman Islands with limited liability, registered number CR-106733)

(AIM/NASDAQ Code: HCM)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Wednesday, 29 May 2019 at 11:00 a.m. to consider and, if thought fit, pass the following resolutions, of which Resolution 1 will be proposed as an ordinary resolution and Resolution 2 will be proposed as a special resolution:

ORDINARY RESOLUTION

1.     THAT, each ordinary share of a par value of US$1.00 in the issued and unissued share capital of the Company be subdivided into ten ordinary shares of a par value of US$0.10 each in the share capital of the Company (“New Ordinary Shares”), with effect from the business day immediately following the day on which this resolution is passed by the shareholders of the Company, such New Ordinary Shares having the same rights and being subject to the same restrictions set out in the Company’s existing memorandum of association and articles of association.

SPECIAL RESOLUTION

2.    THAT as a special resolution, subject to and conditional on the listing of the issued and to be issued New Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong (“SEHK Listing”), the draft memorandum of association and articles of association produced to the meeting and, for the purposes of identification, initialled by the Chairman (“New Memorandum and Articles”) be adopted, with effect from the date of the SEHK Listing, as the memorandum of association and articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing memorandum of association and articles of association.

By Order of the Board

Edith Shih

Director and Company Secretary

3 May 2019

Registered Office:

P.O. Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Notes

(1)In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the share registrar of the Company, Computershare Investor Services (Jersey) Limited of Queensway House, Hilgrove Street, St. Helier, Jersey, Channel Islands JE1 1ES no later than 4:00 p.m. on 24 May 2019.

(2) Subject to notes 3 and 9 below, only members are entitled to attend and vote at the meeting.

(3)A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member) to attend, speak and, on a poll, vote instead of that member. A proxy need not be a member of the Company. Failure to specify the number of shares each proxy appointment relates to or specifying a number which when taken together with the numbers of shares set out in the other proxy appointments is in excess of the number of shares held by the shareholder may result in the proxy appointment being invalid. The appointment of a proxy will not preclude a shareholder from attending and voting in person at the meeting.

(4)A form of proxy is enclosed. When appointing more than one proxy, complete a separate form of proxy in relation to each appointment. Additional forms of proxy may be obtained by contacting Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom or the form of proxy may be photocopied. State clearly on each form of proxy the number of shares in relation to which the proxy is appointed.

(5)To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom by no later than 11:00 a.m. on 27 May 2019 and no less than 48 hours before the time fixed for any adjourned meeting thereof (as the case maybe).

(6)At the meeting, the chairman of the meeting will exercise his power under article 69 of the current articles of association of the Company to put each of the resolutions to the vote by way of a poll.

(7)In the case of holders of depositary interests representing shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company in respect of the Depositary Interests (the “Depositary Interests Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Depositary Interests Custodian, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom, by 11:00 a.m. on 24 May 2019 and no less than 72 hours before the time fixed for any adjourned meeting.

(8)In the case of holders of American depositary shares representing shares in the Company, a voting instruction form must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 2:00 p.m. (EDT) on 20 May 2019.

(9) A member which is a corporation may authorise one or more persons to act as its representative(s) at the meeting. Each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member, provided that (where there is more than one representative and the vote is otherwise than on a show of hands) they do not do so in relation to the same shares.

(10) As at 29 April 2019 (being the last working day prior to the publication of this notice), the Company’s issued share capital consisted of 66,657,745 ordinary shares of US$1.00 each, carrying one vote each. So, the total voting rights in the Company as at that date are 66,657,745.